CONFORMED

                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 Or 15d-16
                                     Of The
                         Securities Exchange Act of 1934

                           For the month of April 2006

                               BACHOCO INDUSTRIES
                 (Translation of Registrant's name into English)

                          Avenida Tecnologico No. #401
                            38010 Celaya, Guanajuato
                          (Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F [x]    Form 40-F [ ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes [ ]   No [x]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

                   BACHOCO ANNOUNCES FIRST QUARTER RESULTS

    GUANAJUATO, Mexico, April 24 /PRNewswire-FirstCall/ -- Industrias Bachoco S.A. de C.V. (NYSE: IBA) (BMV: Bachoco UBL) ("Bachoco" or "the Company"), Mexico's leading producer and processor of poultry products, today announced unaudited results for the first quarter ended March 31, 2006. All figures have been prepared in accordance with Mexican GAAP and are stated in constant Mexican pesos as of March 31, 2006.

    First Quarter 2006 Highlights:
    -- Volume of chicken sold increased by 6.5% while egg volumes and Balanced
       Feed had increases of 2.8% and 20.3%, respectively, compared with 1Q05. -- The Company's sales were Ps. 3,478.8 million, 2.8% lower when compared with the Ps. 3,579.2 registered in 1Q05.
    -- Gross margin was 21.2% for the quarter compared to 28.9% during 1Q05. -- EBITDA reached Ps. 389.5 million, representing a margin of 11.2%.
    -- EPS of Ps. 0.75 (US$0.41 per ADS) for the quarter compares to Ps. 1.73
        (US$0.95 per ADS) in 1Q05

    Comments from the CEO:
    Cristobal Mondragon, CEO of Bachoco, stated, "The difficult market conditions our Company faced during the fourth quarter of 2005 carried over into the early part of this quarter; however, conditions improved as the quarter progressed.

    "In the end, we are encouraged by our results for the quarter, given conditions faced by the industry, both internationally and domestically. During this period, we reinforced our presence in the market through further volume gains in each of our product lines and were able to reach an EBITDA margin of 11.2%.

    "These results are a consequence of our focus on the business, greater coordination between the operations and commercialization processes, and the continued effort to enhance efficiency. These factors have allowed us to face external market conditions well prepared. We are confident about the future of our business and expect the external conditions for our main product line, chicken, to improve in the near future. We will continue growing our balanced feed business, where, to that goal, we recently acquired a commercial feed plant in the south of the country.

    "Our results are reflected in the Company's financial profile, which remains strong, with cash and cash equivalents of Ps. 3,606.3 million, while debt continued at historically low levels. All of our CAPEX continues to be fully financed through internally generated resources from the Company's operations."

    FIRST QUARTER 2006 RESULTS
    Net Sales

    Net sales for the quarter reached Ps. 3,478.8 million, a decrease of 2.8% compared to Ps. 3,579.2 million reported for 1Q05. This was mainly due to revenue decreases of 3.5% in chicken, 12.4% in eggs and 26.7% in swine, but was partially offset by an increase of 16.7% in balanced feed sales.

    Net Sales by Product Line       1Q05      1Q06
                                   ------    ------
                                      %          %
    CHICKEN                         79.00     78.44
    EGGS                             9.96      8.98
    BALANCED FEED                    6.77      8.14
    SWINE AND OTHER LINES            4.26      4.45
    TOTAL COMPANY                  100.00%   100.00%

    Operating Results

    Bachoco's gross margin was 21.2% in 1Q06, compared to 28.9% in 1Q05, mainly due to a decrease in the price of eggs and swine. The Company's operating margin was 7.6%, compared to 16.9% in the same quarter of 2005. EBITDA during the quarter reached Ps. 389.5 million.

    Taxes

    Taxes recognized by the Company during the quarter were Ps. 63.4 million.

    Net Income

    Net income for 1Q06 was Ps. 225.5 millions, while Earnings per share reached Ps. 0.75 (US$.41 per ADS) compared to Ps. 1.73 (US$0.95 per ADS) reported in the same period of 2005.

    RESULTS BY BUSINESS SEGMENT
    Chicken

    Sales of chicken decreased 3.5% during 1Q06 as a result of a 9.4% decrease in prices compared with 1Q05. In contrast, the Company's volume of chicken sold during the quarter increased 6.5% in comparison to the same quarter of last year. This increase was due mainly to productivity improvements achieved by the Company and the Sanjor acquisition of this past year.

    Table Eggs

    Sales of table eggs decreased 12.4% during the 1Q06 as a result of a 14.8% decrease in prices when compared to the same quarter in 2005. Price decreases were due to continued excess supply in the industry.

    Balanced Feed

    Sales of balanced feed increased 16.7% when compared to the same quarter of last year as a result of a 20.3% increase in volume, which was partially offset by a 3.0% decrease in prices over the same period. The increased volume was the result of strategies implemented by the Company in this line of business, while the decrease in prices is attributable to lower feed ingredient costs.

    Swine and Other Lines

    Volume sold decreased 14.5%, while sales of swine decreased 26.7%. The decrease is a result of the 14.2% reduction in prices of swine compared to 1Q05 due to larger supplies in the Mexican market.

    Company Description

    Industrias Bachoco S.A. de C.V. -- also referred to in this report as Bachoco or the Company -- was founded by the Robinson Bours family in 1952, in the state of Sonora. Since then, it has grown into the largest poultry company in Mexico, with over 700 production and distribution facilities currently organized in seven complexes throughout the country. Its main business lines are chicken, eggs and swine, and it is also an important player in the balanced feed industry in Mexico. The company's headquarters are based in the city of Celaya, Guanajuato, located in Mexico's central region.

    Industrias Bachoco made an initial public stock offering in September, 1997. Its securities are listed and traded on the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) and under the ticker symbol BACHOCOUBL, and on the New York Stock Exchange (NYSE) under the ticker symbol IBA.

    The Company posted net sales of $1.36 billion USD for 2005 divided among the Company's four main product lines as follows: 80.1% chicken and chicken- related products, 8.7% table eggs, 7.2% balanced feed and 4.0% swine and other lines.

    For more information, please visit Bachoco's website at http://www.bachoco.com.mx .

    This press release contains certain forward-looking statements that are subject to a number of uncertainties, assumptions and risk factors that may influence its accuracy. Actual results may differ. Factors that could cause these projections to differ, include, but are not limited to: supply and demand, industry competition, environmental risks, economic and financial market conditions in Mexico and operating cost estimates. For more information regarding Bachoco and its outlook, please contact the Company's Investor Relations Department.

              INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                 Condensed Consolidated Statements of Income
             (Millions of constant pesos as of March 31, 2006, and
               millions of U.S. dollars, except per share data)

                                                        Three Months ended
                                              Mar. 31,        Mar. 31,       Mar. 31,
                                               2006(1)          2006            2005
                                            -----------     -----------     -----------
    Net Sales                                   US$ 319        Ps 3,479        Ps 3,579
    Cost of Sales                                   252           2,743           2,546
    Gross Profit                                     68             736           1,033
    Selling, general and
     administrative expenses                         43             471             429
    Operating Income                                 24             265             604

    Comprehensive Financing
     Cost (income)
     Interest Expense (Income)                       (3)            (36)            (36)
     Foreign Exchange Loss (gain)                    (1)            (11)             16
     Gain from Monetary Position                      1              15               9
    Total Comprehensive
     Financing Cost (income)                         (3)            (33)            (12)

    Other Income Net                                  0               4              (8)
    Income before Provisions
     for Income Tax, Employee Profit
     Sharing and Minority Interest                   28             301             607
    Provisions for:
     Income Tax, Asset Tax and
      Employee Profit Sharing                        (8)            (84)            (40)
     Deferred Income Taxes                            2              21             (67)
    Income before Minority Interest                  22             238             500
    Minority Interest                                (0)             (0)             (0)
    Net Income                                       22             237             499
    Effects of Bulletin E-1                          (1)            (12)             19
    Net Income after Bulletin E-1                    21             226             518

    Weighted Average Units
     Outstanding (Thousand)                     299,540         299,540         299,853
    Net Income per Unit                            0.41            0.75            1.73
    Dividend per Unit                                --              --              --

    (1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.898 per U.S. dollar, the noon buying rate at March 31, 2006.

               INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
                    Condensed Consolidated Balance Sheets
            (Millions of constant pesos as of March 31, 2006, and
               millions of U.S. dollars, except per share data)

                                              Mar. 31,        Mar. 31,       Dec. 31,
                                               2006(1)          2006           2005
                                            -----------     -----------     -----------
ASSETS
Current Assets
 Cash and Cash Equivalents                      US$ 331        Ps 3,606        Ps 3,195
 Accounts Receivable less
  Allowance for Doubtful
  Accounts                                           38             409             478
 Inventories                                        223           2,429           1,820
 Other Current Assets                                20             222             368
Total Current Assets                                612           6,667           5,862
 Net Property, Plant
  and Equipment                                     806           8,778           9,249
 Other Non Current Assets                            35             381             334
Total Non Current Assets                            840           9,159           9,582
TOTAL ASSETS                                      1,452          15,827          15,444

LIABILITIES
Current Liabilities:
 Notes Payable to Banks                               7              81              93
 Trade Accounts Payable                              60             655             442
 Other Accrued Liabilities                           32             350             447
Total Current Liabilities                           100           1,086             982
Long-Term Debt                                        4              40              52
Labor Obligations                                     9              99              85
Deferred Income Taxes and Others                    161           1,754           1,709
Total Long-Term Liabilities                         174           1,893           1,846
TOTAL LIABILITIES                                   273           2,979           2,829

STOCKHOLDERS' EQUITY
 Capital stock                                      191           2,078           2,144
Premium in Public
 Offering of Shares                                  57             618             678
 Retained Earnings                                1,329          14,482          12,699
 Net Income for the Year                             21             225           1,783
 Deficit from Restatement
  of Stockholders' Equity                          (320)         (3,486)         (3,556)
Reserve for Repurchase of Shares                     19             210             149
 Minimum Seniority Premium
  Liability Adjustment                               --              --              (3)
 Effect of Deferred Income Taxes                   (121)         (1,322)         (1,322)

Total Majority
 Stockholders' Equity                             1,175          12,805          12,572
Minority Interest                                     4              44              43
TOTAL STOCKHOLDERS' EQUITY                        1,179          12,848          12,615
TOTAL LIABILITIES AND
 STOCKHOLDERS' EQUITY                             1,452          15,827          15,444

    (1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.898 per U.S. dollar, the noon buying rate at March 31, 2006.

               INDUSTRIAS BACHOCO, S.A. DE C.V. AND SUBSIDIARIES
     Condensed Consolidated Statements of Changes in Financial Position
            (Millions of constant pesos as of March 31, 2006, and
               millions of U.S. dollars, except per share data)

                                              Mar. 31,        Mar. 31,       Mar. 31,
                                               2006(1)         2006            2005
                                            -----------     -----------     -----------
Operating Activities:
 Net Income                                      US$ 21         Ps. 226         Ps. 519
Adjustments to Reconcile
 Net Income to Resources
 Provided by Operating
 Activities:
Depreciation and Others                              11             124             112
Changes in Operating Assets
 and Liabilities                                     20             222             227
Deferred Income Taxes                                 4              45              17
Resources Provided by
 Operating Activities                                57             617             875

Financing Activities:
 Increase of Capital Stock                           (0)             (0)              0
 Proceeds from Long-term Debt                        --              --               0
 Proceeds from Short-term Debt                        4              42              80
 Repayment of Long-term Debt
  and Notes Payable                                  (6)            (66)            (96)
 Decrease in Long-term Debt
  in Constant Pesos                                  (0)             (1)             (1)
 Cash Dividends Paid                                 --              --              --
Resources Provided by (Used in)
 Financing Activities                                (2)            (25)            (17)

Investing Activities:
 Acquisition of Property,
  Plant and Equipment                               (12)           (134)           (115)
 Minority Interest                                    0               0              (6)
 Others                                              (4)            (48)            (49)
Resources Used in
 Investing Activities                               (17)           (181)           (170)

Net (Decrease) Increase in
 Cash and Cash Equivalents                           38             411             688

Cash and Cash Equivalents
 at Beginning of Period                             293           3,195           2,437

Cash and Cash Equivalents
 at End of Period                               US$ 331       Ps. 3,606       Ps. 3,125

    (1) Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 10.898 per U.S. dollar, the noon buying rate at March 31, 2006.


SOURCE  Industrias Bachoco, S.A. de C.V.
    -0-                             04/24/2006
    /CONTACT: Investors, Daniel Salazar F., CFO, or Claudia Cabrera, IRO, Investor Relations Department, both of Industrias Bachoco,
+011-52-461-61-835-55, or inversionistas@bachoco.net; or in New York, Kevin Kirkeby of The Global Consulting Group, +1-646-284-9416, or kkirkeby@hfgcg.com, for Industrias Bachoco/
    /Web site:  http://www.bachoco.com.mx /
    (IBA)

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Industrias Bachoco, S.A. de C.V.
                                          (Registrant)


         Date: April 24, 2006             By  /s/ Daniel Salazar Ferrer, CFO
                                              ---------------------------------